ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FL 33602-5810

813.229.2300 | 105 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.5441 PHONE

kshuler@foley.com EMAIL

CLIENT/MATTER NUMBER

128264-0104

July 6, 2023

Ms. Jessica Ansart

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	MedTech Acquisition Corp

Amendment No. 4 to Registration Statement on Form S-4

Filed June 8, 2023

File No. 333-269138

Dear Ms. Ansart:

On behalf of our client, MedTech Acquisition Corporation (the “Company” or “MTAC”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated June 20, 2023, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 5 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) that reflects the responses to your comments. In addition, we are delivering to the Staff clean and marked courtesy copies of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement. References to page numbers in this letter are to page numbers in the Amended Registration Statement.

Amendment No. 4 to the Registration Statement on Form S-4

Ownership of the Combined Company After the Closing, page 33

1.	We note your disclosure on pages 30-31 that your Sponsor and certain of its affiliates will be participating in the PIPE, including pursuant to the Backstop Letter Agreement. Please revise your discussion here and your table on page 34 to disclose the Sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including the Series A Convertible Preferred Stock they may receive pursuant to the PIPE and Backstop Letter Agreement.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Backstop Letter Agreement was terminated on July 4, 2023 as disclosed on pages 31-32, 154, and 376 of the Amended Registration Statement. Accordingly, the Sponsor no longer has any ongoing obligations under the Backstop Letter Agreement, nor has the Sponsor otherwise subscribed for shares of Series A Convertible Preferred Stock in the Preferred Stock PIPE Investment. However, the Company has revised the disclosure on pages 15, 35, 41-42, 116-117, 180-181, 185, and 375 of the Amended Registration Statement to clarify the portion of the Preferred Stock PIPE Investment that is represented by members, or affiliates of members, of the Sponsor.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO Salt Lake City SAN DIEGO SAN FRANCISCO SILICON VALLEY	tallahassee TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

July 6, 2023

Description of MTAC’s Securities

Series A Convertible Preferred Stock

Anti-dilution Provisins, page 327

2.	Please state whether the Sponsor and its affiliates may receive additional securities pursuant to an anti-dilution adjustment based on the company's additional financing activities with respect to the PIPE. If so, please quantify the number and value of securities the sponsor and its affiliates will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 320 of the Amended Registration Statement.

Exhibits

3.	To the extent you have a placement agent or other agreement with Ceros Financial Services, Inc. please file it as an exhibit.

Response:

In response to the Staff’s comment, the Company has filed the Engagement Letter with Ceros Financial Services, Inc. and Amendment No. 1 to the Engagement Letter as Exhibit 10.27 and Exhibit 10.28 to the Amended Registration Statement, respectively.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (813) 225-5441.

Very truly yours,

/s/ Kevin M. Shuler, Esq.

Kevin M. Shuler, Esq.
Foley & Lardner LLP

cc:	Christopher Dewey, MedTech Acquisition Corporation

Robert Weiss, MedTech Acquisition Corporation